Exhibit 99.1

August 8, 2018

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by National Energy Services Reunited Corp. under the caption “Change in Registrant’s Certifying Accountant” included in its Form 6-K dated August 8, 2018. We agree with the statements concerning our Firm under such caption of such Form 6-K; we are not in a position to agree or disagree with other statements of National Energy Services Reunited Corp. contained therein.

Very truly yours,

/s/ Marcum llp

Marcum llp